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                                                                      EXHIBIT 4


                        HORIZON HEALTHCARE CORPORATION
                         6001 Indian School Road, N.E.
                        Albuquerque, New Mexico  87190
                                (505) 881-4961



January 25, 1995


National Medical Enterprises, Inc.
2700 Colorado Avenue
Santa Monica, California  90404

Attention:  Mr. Jeff Barbakow
Chairman of the Board of Directors

Re:  The Hillhaven Corporation
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Gentlemen:

          As you are aware, Horizon Healthcare Corporation ("Horizon") has made a business combination proposal to The Hillhaven Corporation ("Hillhaven"), as outlined in the letter previously delivered to National Medical Enterprises, Inc. ("NME") (the "Transaction"). In the Transaction, shareholders of Hillhaven would receive $28 in value of shares of common stock of a newly formed holding company ("Newco") for each outstanding share of Hillhaven common stock (the "Shares") and shareholders of Horizon would receive one share of Newco common stock for each outstanding share of Horizon common stock. In addition, as part of the Transaction, each outstanding share of Hillhaven's Series C and Series D Preferred Stock would be redeemed at $1,000 per share in cash, plus any accrued and unpaid dividends, whether or not declared, to the date of redemption. In consideration of the mutual covenants contained herein, NME and Horizon have agreed as follows:

     1. If prior to consummating a Transaction but within 12 months of the date hereof there is a merger, consolidation or other transaction with any party other than Horizon (an "Other Transaction") in which NME receives consideration for any of its Shares equal to or greater than $27.50 per Share, then Horizon shall be entitled to receive (and NME shall cause Horizon to receive) upon consummation of an Other Transaction an amount equal to the greater of (i) $5,000,000 or (ii) 50% of the consideration received by NME in excess of $29 per Share. If the consideration re-

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ceived for NME's Shares in an Other Transaction includes securities or other assets or property other than cash, such consideration shall be valued at fair market value at the time of receipt, and NME, at its option, may distribute to Horizon the payments required to be made under the foregoing sentence in cash or in kind. It is intended that each of NME and Horizon will be responsible for the income tax liability attributable to the portion of the consideration received by each party, respectively, in an Other Transaction.

     2.   Horizon agrees to actively pursue the Transaction in good faith.

     3. This letter agreement shall terminate upon the termination or abandonment of Horizon's efforts to consummate the Transaction. Notwithstanding the foregoing sentence, the provisions of Section 1 hereof shall survive such termination, provided that Horizon shall have complied with the terms of
Section 2 hereof.

     4. Nothing in this letter agreement shall be construed to impose any requirement or restriction on NME with respect to its right to acquire or dispose of any Shares from or to any party, or to vote any Shares, and all decisions with respect thereto shall be made by NME in its sole discretion.

     5. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

If NME agrees to the terms set forth in this letter, please execute and return the enclosed copy of this letter agreement, at which time this letter agreement shall constitute a binding agreement between the parties hereto.


Very truly yours,
HORIZON HEALTHCARE CORPORATION


/s/ Neal Elliott
Neal Elliott
Chairman of the Board

AGREED AND ACCEPTED:


NATIONAL MEDICAL ENTERPRISES, INC.

By:  /s/ Scott M. Brown
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